FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2004

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: March 1, 2004	By:	/s/ Joseph Tung
Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact: ASE, Inc. Joseph Tung, CFO / Vice President Freddie Liu, Financial Controller Tel: + 886-2-8780-5489 Fax: + 886-2-2757-6121 ir@aseglobal.com http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
ANNOUNCES ASE TEST LIMITED SHARE PURCHASE PROGRAM

TAIPEI, TAIWAN, R.O.C., MARCH 1, 2004 - ADVANCED SEMICONDUCTOR ENGINEERING, INC. (“ASE Inc.”) (NYSE: ASX, TAIEX: 2311) announced today that it intends to commence purchase, from time to time, of ordinary shares of ASE Test Limited (“ASE Test”), up to an aggregate purchase price of US$15,000,000. The purchases will be made through a wholly-owned subsidiary of ASE Inc. in open market transactions on Nasdaq.

The Board of Directors of the subsidiary of ASE Inc. has authorized additional purchases of ordinary shares of ASE Test, from time to time in the open market, up to an aggregate purchase price of US$15,000,000. The actual size of the share purchase program, the timing of any open market purchases and the aggregate number of shares to be purchased will depend on market conditions and ASE Inc. may determine not to make any such purchases if market conditions so warrant.